SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 23, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE                                            FOR IMMEDIATE PUBLICATION

CGI to release fourth quarter and fiscal year 2005 results

on November 2

Montreal, Quebec, September 23, 2005 - CGI Group Inc. (CGI) (NYSE: GIB; TSX: GIB.SV.A) today confirmed that it will hold its fourth quarter conference call on Wednesday, November 2, 2005 at 9:00 am (ET). During the call, Serge Godin, chairman & CEO, Michael Roach, president and chief operating officer, André Imbeau, executive vice-president & chief financial officer and Paule Doré, executive vice-president & chief corporate officer, will discuss CGI's results for the fourth quarter and fiscal year ended September 30, 2005. The financial results will be released before markets open on the same day, November 2.

Participants may listen to the call by dialing (888) 575-8232 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com.

For those unable to participate on the live call, a Webcast and copy of the slides will be archived at www.cgi.com.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at June 30, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

CGI, investor relations Jane Watson Vice-president, investor relations (416) 945-3616 or (514) 841-3238
Ronald White Director, investor relations (514) 841-3230
CGI, media relations Eileen Murphy Director, media relations (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date:	September 23, 2005	By_Paule Doré_______________________

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary